
August 24, 2011

Via E-mail

Mr. Stephen C. Jumper
President and Chief Executive Officer
Dawson Geophysical Company
508 West Wall, Suite 800
Midland, Texas 79701

> **Re:** **Dawson Geophysical Company**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 8, 2011**
> **File No. 333-174843**

Dear Mr. Jumper:

We have reviewed your amendment and your letter dated August 8, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

General

1. All references in today's comment letter to "prior" comments refer to comments from the letter dated August 4, 2011. References to page numbers in this comment letter correspond to the pagination that appears in the marked version of the current amendment (that is, the version you provided us which shows insertions as well as deletions). To expedite the staff's review, please continue to key your page references in your letter of response to the marked version.

The Merger, page 51

2.   We received the materials you provided in response to prior comment 3 and it now
        appears that both advisors lacked data points for at least some of the analyses they
        performed. For example, we refer you to page 15 of the newly provided materials. In
        that regard, please revise the disclosure which appears at page 74 to make clear that in
        deriving the "Enterprise Value / Forward EBITDA" shown, Raymond James had data for
        only 10 of the 14 listed transactions, and make similar revisions to the descriptions of the
        various analysis summaries, as appropriate.

Opinion of TGC's Financial Advisor, page 77

3.   We re-issue prior comment 10, in part. If Southwest Securities conveyed to the TGC
        board any of its "qualitative judgments" about the significance and relevance of the
        relative contribution analysis or provided any additional material context that is not fully
        communicated in your disclosure, please revise to provide the reader with this
        information as well. Please also clarify the relevance of the anticipated operational and
        financial synergies vis-à-vis deal fairness to TGC shareholders.

Material U.S. Federal Income Tax Consequences of the Merger, page 122

4.   We note your response to prior comment 12, but you continue to suggest that the
        discussion/opinion "assumes that … therefore the merger would qualify as a
        'reorganization' under Section 368(a)…." Also further revise the disclosure in this
        section to eliminate any ambiguity with regard to the disclosure already constituting an
        opinion, rather than merely referring to the receipt of some future opinion. Similarly,
        revise to clarify that the letters you filed as exhibits serve only to confirm (as short form
        opinions) the opinion actually set forth at pages 123-124. For example, you indicate in
        the first paragraph of this section that the "discussion … is the opinion of" named
        counsel, but then in the following locations you suggest that the reader look to the
        exhibits for the opinions:

        •   The first paragraph ("The opinions of counsel are included as exhibits");
        •   Second paragraph under "Qualification of the Merger as a Reorganization" ("Each
            tax opinion included as an exhibit….");
        •   Third paragraph under "Qualification of the Merger as a Reorganization" (seeming to
            make a distinction between "the conclusions set forth in the opinions" and those
            "described herein.")

5.   Similarly, please obtain and file revised opinions of counsel that clarify in each case the
        reference to the "opinion set forth below," if the reference is retained.

Where You Can Find More Information, page 145

6.   Please continue to update this section to include all required Exchange Act filings. You need to identify all subsequently filed Exchange Act reports in this section prior to effectiveness. For guidance, refer to Question and Answer 123.05 (Securities Act Forms) of the Division of Corporation Finance's Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director